Exhibit 99.2

MDJM LTD

THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

AS OF, AND FOR THE YEAR ENDED DECEMBER 31, 2025

The following unaudited pro forma condensed combined financial statements and accompanying notes reflect the pro forma effects of the following transactions (the “Transaction”):

On May 6, 2026, Mansions Catering and Hotel LTD, a United Kingdom company and a wholly-owned subsidiary of MDJM LTD (the “Company”), entered into a Share Purchase Agreement (the “Purchase Agreement”) with Leyong Lin (林楽勇), the holder of 100% of the issued and outstanding shares of common stock of Mirai Co., Ltd. (“Mirai”), pursuant to which Mansions Catering and Hotel LTD agreed to purchase from Leyong Lin 75% of the issued and outstanding shares of Mirai (the “Shares”), a corporation incorporated under the laws of Japan, subject to the terms and conditions set forth in the Purchase Agreement. The aggregate purchase price for the Shares was US$1,000,000, subject to adjustment, reduction, set-off or credit as expressly set forth in the Purchase Agreement. The consideration is to be fulfilled in three installments. As of the date of this report, Mansions Catering and Hotel LTD has paid cash in a total of US$580,000 as the first and second installments of the consideration. The third installment of US$420,000 (“Third Installment”) is payable after the closing of the acquisition, subject to the satisfaction of certain post-closing payment conditions.

On June 11, 2026, Mansions Catering and Hotel LTD, Leyong Lin (林楽勇), Mirai and the Company entered into an amendment to the Purchase Agreement, and pursuant to which the Third Installment shall be satisfied by the issuance of 730,000 new Class A ordinary shares of the Company at a deemed issuance price of US$0.575 per share.

The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually been reported had the acquisition described above occurred on the beginning of the earliest period presented for statement of operations purposes and as of the year end date for balance sheet purposes, nor is it necessarily indicative of the future financial position or results of operations. The unaudited pro forma condensed combined financial statements include adjustments, which are based upon preliminary estimates, to reflect the allocation of the purchase price to the acquired assets and assumed liabilities of Mirai. The final allocation of the purchase price will be based upon actual net tangible and intangible assets acquired as well as liabilities assumed. The preliminary purchase price allocation for Mirai is subject to revision as more detailed analysis is completed and additional information on the fair values of Mirai’ assets and liabilities becomes available. Any change in the fair value of the net assets of Mirai will change the amount of the purchase price allocable to goodwill. Final purchase accounting adjustments may differ materially from the pro forma adjustments presented here.

The unaudited pro forma condensed combined balance sheet assumes that the Transaction was completed on the fiscal year end date. The unaudited pro forma condensed combined statement of operations for the fiscal year ended assumes the Transaction was completed at the beginning of the earliest period presented and reflect the pro forma operating results of Mirai for its fiscal year ended September 30, 2025 and the pro forma operating results of the Company and its subsidiaries (together, “MDJM”) for its fiscal year ended December 31, 2025, derived from MDJM’s audited financial statements for such period.

The Company prepares its financial statements in accordance with U.S. Generally Accepted Accounting Principles. The unaudited pro forma condensed combined financial statements were prepared in accordance with the rules and regulations of the SEC and should not be considered indicative of the financial position or results of operations that would have occurred if the Transaction had been completed on the dates indicated, nor are they indicative of the future financial position or results of operations of the MDJM and Mirai following completion of the Transaction. The historical financial information of Mirai has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the acquisition, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes thereto. In addition, the unaudited pro forma condensed combined financial information was based on, and should be read in conjunction with:

-	The separate historical consolidated financial statements of MDJM as of and for the fiscal year ended December 31, 2025 and the related notes included in MDJM’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on April 1, 2026; and
-	The separate audited historical financial statements of Mirai as of and for the year ended September 30, 2025.

MDJM LTD AND SUBSIDIARIES
PRO FORMA CONDENSED COMBINED BALANCE SHEET (Unaudited)

	Historical			Pro forma
	MDJM	Mirai

	Audited balances as at December 31, 2025	Audited balances as at September 30, 2025		Adjustments	Combined
	US$	US$		US$	US$
ASSETS:
Current assets:
Cash, cash equivalents, and restricted cash	700,479	19,012	(Note 2)	(580,000)	109,491
			(Note 3)	(30,000)
Accounts receivable, net	—	8,579,478			8,579,478
Prepayments	122,013	195,616			317,629
Other receivables	14,805	1,315			16,120
Total current assets	837,297	8,795,421			9,022,718

Non-current assets:
Goodwill	—	—	(Note 4)	1,028,061	1,028,061
Property and equipment, net	3,768,594	—			3,768,594
Intangible assets, net	20,532	33,513			54,045
VAT credit	9,441	—			9,441
Deferred tax assets	—	19,403			19,403
Total non-current assets	3,798,567	52,916			4,879,544
Total assets	4,635,864	8,848,337			13,902,262

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	41,799	8,884,164	(Note 3)	170,000	9,095,963
Deferred income	4,126	—			4,126
Series A warrants liabilities	333,657	—			333,657
Current tax liabilities	—	1,921			1,921
Total current liabilities and total liabilities	379,582	8,886,085			9,435,667

Equity
Shareholders’ equity/(deficit) attributable to owners of the Company	4,256,282	(37,748)	(Notes 2)	419,750	4,476,032
			(Notes 3)	(200,000)
			(Notes 4)	37,748
Non-controlling interest	—	—	(Notes 4)	(9,437)	(9,437)
Shareholders’ equity/(deficit)	4,256,282	(37,748)			4,466,595
Total liabilities and shareholders’ equity	4,635,864	8,848,337			13,902,262

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

MDJM LTD AND SUBSIDIARIES
PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS (Unaudited)

	Historical			Pro forma
	MDJM	Mirai

	Audited balances for the year ended December 31, 2025	Audited balances for the year ended September 30, 2025		Adjustments	Combined
	US$	US$		US$	US$
Revenues	89,664	33,261,072			33,350,736
Cost of revenues	—	(33,190,775)			(33,190,775)
Gross profit	89,664	70,297			159,961
General and administrative expenses	(1,260,002)	(63,981)	(Note 3)	(200,000)	(1,525,716)
			(Note 5)	(1,733)
Reversal of allowance of credit losses	—	126,538			126,538
(Loss)/income from operations	(1,170,338)	132,854			(1,239,217)
Interest income	25,805	97			25,902
Other income and gains, net	1,103,212	—			1,103,212
(Loss)/income before income tax expenses	(41,321)	132,951			(110,103)
Income tax expenses	—	(30,237)			(30,237)
Net (loss)/income	(41,321)	102,714			(140,340)
Net income attributable to non-controlling interest	—	—	(Note 6)	(25,245)	(25,245)
Net (loss)income attributable to controlling interests	(41,321)	102,714			(115,095)

Losses per share:
Basic and diluted losses per share	(1.36)				(0.15)

Weighted average shares outstanding:
Basic and diluted	30,374		(Note 2)	730,000	760,374

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 — Basis of Presentation

The unaudited pro forma condensed combined financial information and accompanying notes were prepared in accordance with Article 11 of Regulation S-X, after giving effect to the Transaction and related financing transactions and other pro forma adjustments.

The Transaction is accounted for under the acquisition method of accounting with MDJM as the accounting acquirer pursuant to ASC 805 and, accordingly, the assets and liabilities of Mirai presented in these pro forma condensed combined financial statements have been adjusted to their estimated fair values based upon conditions as of the date of the agreement and as if the Transaction had been effective at beginning of each period presented for unaudited pro forma condensed combined statement of operations. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial position or results of operations of the combined companies that would have been realized had the Transaction been completed at the beginning of each period presented. The fair values are estimates as of the date of this filing and actual amounts are still in the process of being finalized. Fair values are subject to refinement for up to one year after the closing date as additional information regarding the closing date fair values become available.

The unaudited pro forma condensed combined financial information does not reflect the impact of any potential restructuring or integration activities that have yet to be determined, nor the impact of possible cost or growth synergies expected to be achieved by the combined companies, as no assurance can be made that such cost or growth synergies will be achieved.

The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes thereto.

Note 2 — Purchase Price

Under the terms and subject to the conditions set forth in the Purchase Agreement, the aggregate purchase price for the Shares was US$1,000,000, subject to adjustment, reduction, set-off or credit as expressly set forth in the Purchase Agreement. The consideration is to be fulfilled in three installments. As of the date of this report, Mansions Catering and Hotel LTD has paid a total of US$580,000 as the first and second installments of the consideration.

Pursuant to the amendment to the Purchase Agreement, the Third Instalment shall be satisfied by the issuance of 730,000 new Class A ordinary shares of the Company at a deemed issuance price of US$0.575 per share.

Note 3 —Transaction Costs

MDJM is liable for an advisory fee of US$200,000 in relation to the Transaction. As of the date of this report, MDJM has paid a fee of US$30,000.

Note 4 — Preliminary Allocation of Purchase Price

Under the acquisition method of accounting, the total purchase price is allocated to the acquired tangible and intangible assets and assumed liabilities of Mirai based on their estimated fair value as of the closing of the Transaction. The excess of the purchase price over the fair value of the net assets or liabilities acquired, net of deferred taxes, is allocated to goodwill. Estimated fair value adjustments included in the unaudited pro forma condensed combined financial statements are based upon available information and certain assumptions considered reasonable may be revised as additional information becomes available.

The following are the pro forma adjustment estimates management expects to make to record the acquisition and adjust Mirai’s assets and liabilities to their estimated fair values as of September 30, 2025.

USD
Purchase price allocation:

Purchase price
Cash consideration	580,000
Equity consideration	419,750
999,750

Historical book value of Mirai’s assets and liabilities as of September 30, 2025	(37,748)
Non-controlling interest (proportionate share of net liabilities at 25%)	(9,437)
(28,311)

Goodwill	1,028,061

Note 5 — Estimated Financial Results of Mirai for the Stub Period from October 1, 2025 to December 31, 2025 (the “Stub Period”)

Mirai’s financial information is derived from unaudited management accounts for the year ended September 30, 2025, being the latest complete financial information available. Mirai does not prepare monthly or quarterly management accounts, trial balances or interim financial statements as the director of Mirai considers the preparation of such financial information would involve additional time and cost that outweigh the benefit to Mirai as a private company.

For the purpose of preparing the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025, management has estimated Mirai’s operating results for the Stub Period based on the following:

-	The operating activities of Mirai are consistent year-on-year with seasonal fluctuation. The operating results of Mirai for the Stub Period are assumed to be consistent with those for the period from October 1, 2024 to December 31, 2024; and

-	Amortization expense on intangible assets newly acquired in 2025 for the Stub Period amounted to US$1,733.

All pro forma stub-period adjustments are estimates and actual results may differ materially. Estimation adjustments are limited to the unaudited pro forma condensed combined statement of operations only. No adjustments have been made to Mirai’s balance sheet as of September 30, 2025.

Note 6 —  Net Income of Mirai Attributable to Non-controlling Interest

Minority shareholders hold 25% equity interest of Mirai. Pro forma adjustment for net income of Mirai attributable to non-controlling interest is calculated as follows:

USD
Net income for the year ended September 30, 2025	102,714
Amortization expense for the Stub period	(1,733)
100,981

Non-controlling interest (proportionate share at 25%)	25,245